April 5, 2006


 Sasha S. Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 I have revised comments 3, 4, and 7 as we discussed on our conference call with Dr. Stucki yesterday. I have also prepared responses to 11, 12 and 13. All other responses are the same as my letter of March 30, 2006.


 Item 1. Description of Business
 -------------------------------
 RehabCo.
 --------

   1. The reversal of the stock issuance is not shown on the Statement of Changes in Stockholders' Equity because the original issuance and the reversal occurred in the same fiscal year. The stock was never issued to the seller and he was the one who initiated the termination of the purchase agreement. In the amended filing, we will state in the description of business that no tangible assets were acquired and the goodwill is attributable to future profit from the sale of equipment. We will also add a footnote to the financial statements that will clarify the accounting treatment. Lastly, we could report both the issuance and reversal on the Statement of Changes in Stockholders' Equity to show a clear trail.


   Management's Discussion and Analysis
   ------------------------------------
   Critical Accounting Estimates
   -----------------------------
   Allowance for Discounts
   -----------------------

   2. The disclosures presented in our responses to a), b), c), d) and e) will be included in the amended filing.

   3. The original response to comment 2e in our letter of February 23, 2006 discussed the reasons for the fluctuation in the allowance for discounts on patient billings between the two years included in the 2005 Statement of Operations. We believe these estimates are accurate and correct for the statement of operations. In this section as filed, we also discussed the reason for the improvement in the collection percentage in 2005 and discuss an expected further improvement, i.e. reduction, in the discount percentage in 2006. Before reporting our interim results for the six months ended March 31, 2006, we will conduct a comprehensive review of the factors that we consider in estimating the discount on patient billings.

   4. In August 2000 the Company estimated the fair value of assets acquired in connection with the purchase of three medical clinics using the purchase accounting method including $2,100,000 for accounts receivable. In fiscal 2004 we determined that $900,000 of accounts receivable included in the estimated fair value were uncollectible and had to be written off. The primary reason for the write-offs was the failure of certain attorneys to pay the clinics upon settlement of the patient cases. We have initiated lawsuits against the attorneys but have been unsuccessful in collecting the receivables acquired in 2000. Another determining factor was the four year statute of limitations which bars further collection action. Since the write down was in effect an adjustment to the fair value of assets, we considered a $900,000 increase in goodwill to effectuate the reduction in tangible assets. However, SFAS 142 prohibits any increase in goodwill subsequent to the acquisition date. Due to this constraint, we elected to account for the write-off as a non-recurring expense outside of operating income in the statement of operations for the year ended September 30, 2004. To resolve this comment, we would suggest a compromise, whereby we would report the $900,000 adjustment to the receivables acquired in 2000 as non-recurring outside of operating income and the remaining $625,000 of bad debt expense as an operating expense. As a result, the net loss for fiscal 2004 would not change but the operating income would be reduced by $625,000.

   5. The allowance for discount on billings, which is a deduction from gross patient billings is the accounting estimate to arrive at expected net collections. As discussed in our response, bad debt expense is narrowly defined as a provision for cases that require 100% write-off. As mentioned in our response 4 (e), the number of cases in this category was insignificant in 2005. If we proceed with the compromise in 4 above, there would be $625,000 of bad debt expense in fiscal 2004. Please let us know if we should use a term different from bad expense to describe 100% write-off cases.

   6. The discussion will be in the amended filing.


   Note 1 Organization and Summary of Significant Accounting Policies
   ------------------------------------------------------------------
   Net Patient Billings
   --------------------

   7. We do not believe the relationship with the affiliated clinics is a special purpose entity as defined in FIN 46(R) because we have no equity interest in the affiliated clinics. Also, we do not believe the relationship would characterize our company as a PPM under EITF 97-2. Following is a list of the six requirements with an explanation as to why it does not apply to our affiliated clinic program. 1) the term is less than 10 years, 2) the arrangement can be terminated in 60 days, 3) the company does not have exclusive authority over the operations of the affiliated clinic, 4) we do not have authority over hiring or firing, 5), 6) we have no financial interest. Lastly, we believe that we qualify to report revenue gross as a principal per EITF 99-19 based on the following indicators of gross revenue reporting. 1) the company is the primary obligor because we direct the patient to the affiliated clinic for treatment, 2) the company has latitude in establishing price because we provide the fee guidelines to the treating doctor, 3) the company is involved in the determination of product or service because we recommend the treatment plan for our patients and 4) the company has credit risk because we accept or reject the settlement offer from the insurance company. In summary the patients treated at the affiliated clinics should have the same revenue recognition policy as the company-owned clinics.

   8. We will provide the policy in the amended filing.

   9. The amounts for spinal decompression systems under patient billings in the MD&A are for patients treated on the equipment at our company-owned Katy and Bandera clinics. Please let us know if further clarification is necessary.

  Note 10 Stock Options
  ---------------------

  10. The amended filing will have the required disclosure.


  Note 12 Convertible Debenture
  -----------------------------

  11. We issued the convertible debenture on December 29, 2005 and received initial funding in January 2006. We filed an SB-2 Registration Statement on February 2, 2006. As we discussed yesterday, this transaction should be reported as a subsequent event in the Form 10-KSB for the fiscal year ended September 30, 2005. We intend to disclose the accounting treatment for the beneficial feature in the Form 10-QSB for the quarter ended March 31, 2006.

  12. The warrant is exercisable into 3,000,000 shares of common stock for a period of three years at an exercise price of $1.09 per share. The maximum number of shares issuable is 57,516, 340 including 54,516,340 issuable upon conversion of debentures.

  13. The SB-2 filed on February 2, 2006 is still under review by the Securities and Exchange Commission. Once the terms of the Convertible Debenture have been approved, we will clarify the default provisions and report the accounting treatment in the Form 10-QSB for the quarter ended March 31, 2006.


  Note 13 Contingencies
  ---------------------

  14. We will disclose the requested information in the amended filing.


  When your schedule permits, please call me at 972-538-0122 x206 or email to jstuecheli@msn.com to schedule a time to discuss this letter. I look forward to a timely resolution.

  Sincerely,

  /s/ John C. Stuecheli
  ---------------------
  John C. Stuecheli
  Vice President and CFO